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                           September 30, 2022

       Jeffrey Ervin
       Chief Executive Officer
       IMAC Holdings, Inc.
       1605 Westgate Circle
       Brentwood, TN 37027

                                                        Re: IMAC Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 26,
2022
                                                            File No. 333-267622

       Dear Mr. Ervin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Spencer G. Feldman,
Esq.